

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 4, 2010

Mr. Eleftherios Papatrifon
  Chief Financial Officer
EXCEL MARITIME CARRIERS LTD.
Par La Ville Place
14 Par La Ville Road
Hamilton HM JX Bermuda

> **Re:** **Excel Maritime Carriers Ltd.**
> **Form 20-F for the year ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 1-10137**

Dear Mr. Papatrifon:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F (Fiscal Year Ended December 31, 2009)
General

1.   We note the prospectus supplement pursuant to Rule 424(b)(1) dated August 7, 2009. We are unable to locate an Exhibit 5 legality opinion for the specific securities sold in this particular offering, which refer to the shelf registration statement filed on Form S-3 filed July 27, 2007. Please file the opinions by post-effective amendment or incorporate from Form 6-K as appropriate, or advise.

D. Risk Factors, page 8

2.   In future filings, please delete the second and third sentences of the introductory paragraphs. Only material risks should be referenced in this section.

3.   In future filings, please revise your risk factor section to limit repetition. We note for example that the risks relating to your indebtedness and loan covenants discussed on page 18 appear to be repeated on page 29.

Our Fleet, page 33

4.   Please revise in future filings to indicate which ships operate under long-term charters, the estimated expiration date of the charter, and the gross daily charter rate.

Financial Statements

Note 2. Significant Accounting Policies, page F-12

5.   Reference is made to Item 2(o) "Impairment of Long-Lived Assets" on page F-15. We note that your "Industry Specific Risk Factors" discussion describes the impact of market fluctuations on the trend of drybulk charter rates. In addition to the resulting decline in earnings and cash flows, we note several references to the impact of recent market conditions upon the values of your drybulk vessels. We also note that your long-term loan agreements have been amended as a result of your inability to comply with the financial covenants relating to minimum vessel market value requirements. In view of these events and circumstances, please tell us more about the significant estimates and assumptions you have utilized in your evaluation of long-term assets for impairment. For example, we note that you recorded an impairment loss of $2.2 million in fiscal 2008. Please describe the extent to which actual conditions in fiscal 2009 were consistent with the assumptions you utilized in that analysis. In addition, please explain whether and how the assumptions you employed in your fiscal 2009 analysis differ from those utilized in the prior year. We may have further comments upon review of your response.

Note 5. Transactions With Related Parties, page F-25

6.   Refer to your discussion of the "Equity Infusion" on page F-27. We note that entities affiliated with the family of the Chairman of the BOD injected $45 million into the company in fiscal 2009. Based on the pricing information reported on page 65, it appears that the fair value of the shares and warrants received in exchange exceeded the $45 million received. If our assumption is correct, please expand your disclosures to clearly state the aggregate fair value of the securities received. Alternatively, please explain in detail how our assumption is not correct.

7.   Refer to your discussion of the "Joint venture ownership transfer agreements" on page 27. You state that the transfer agreements were conditional to satisfaction of customary conditions precedent as well as to the execution of another agreement between companies affiliated with members of the BOD. Please indicate the nature of that agreement, describe how it is economically unrelated to the transaction and explain why it was presented as a condition to execution of the transfer agreements.

Note 16. Commitments and Contingencies, page F-39

8.   We note your disclosure regarding your protection and indemnity insurance coverage in Item (a) of the Note. Please expand your narrative discussion to also describe the nature of the related pooling agreement you have entered into and to disclose and quantify the associated capping arrangement. Reference is made to the second paragraph of your discussion of "Protection and Indemnity Insurance" on page 43.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters, and J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief